Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at March 31, 2015. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended March 31, 2015.

(Skr millions)
Senior debt:
Long-term	215,510
Short-term	63,752
Total senior debt (1), (2)	279,262

Subordinated debt:
Long-term	2 165
Short-term	—
Total subordinated debt (1)	2 165

Equity:
Share capital (3,990,000) shares issued and paid-up, par value Skr 1,000 (3)	3,990
Reserves	371
Retained earnings	12,003

Total	16,364

Total capitalization	297,791

(1)                                 At March 31, 2015, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at March 31, 2015.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since March 31, 2015.